UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.  )*

Global Gas Corporation
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

37892P107
(CUSIP Number)

December 21, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 5 Pages

CUSIP No. 37892P107	Page 2 of 5 Pages
1	NAMES OF REPORTING PERSONS
Sergio Martinez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
430,000 (1)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
430,000 (1)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
430,000 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
7.3% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This amount includes 430,000 shares of Class A Common Stock (as defined herein) that the Reporting Person has the right to acquire within 60 days upon exchange of 430,000 shares of Class B common stock of the Issuer held directly by the Reporting Person.

(2)
This percentage is calculated based on the sum of (i) 5,428,256 shares of Class A Common Stock outstanding on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) on December 28, 2023, and (ii) 430,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 430,000 shares of Class B common stock of the Issuer held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 37892P107	Page 3 of 5 Pages
Item 1(a).	Name of Issuer:

Global Gas Corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

99 Wall Street, Suite 436, New York, NY 10005

Item 2(a).	Name of Person Filing:

Sergio Martinez (the “Reporting Person”)

Item 2(b).	Address of Principal Business Office or, if None, Residence:

C/o Global Gas Corporation, 99 Wall Street, Suite 436, New York, NY 10005

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”)

Item 2(e).	CUSIP Number:

37892P107

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of 430,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 430,000 shares of Class B common stock of the Issuer held directly by the Reporting Person.

Item 4(b)	Percent of Class:

As of the date hereof, the Reporting Person may be deemed the beneficial owner of approximately 7.3% of the Class A Common Stock outstanding. This percentage is based upon the sum of (i) 5,428,256 shares of Class A Common Stock outstanding on December 21, 2023, as reported in the Issuer’s current report on Form 8-K filed with the Commission on December 28, 2023, and (ii) 430,000 shares of Class A Common Stock that the Reporting Person has the right to acquire within 60 days upon exchange of 430,000 shares of Class B common stock of the Issuer held directly by the Reporting Person, which amount has been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 37892P107	Page 4 of 5 Pages
Item 4(c)	Number of Shares as to which such person has:

(i) Sole power to vote or direct the vote:	430,000
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	430,000
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

CUSIP No. 37892P107	Page 5 of 5 Pages
SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 2, 2024

SERGIO MARTINEZ
/s/ Sergio Martinez